500 Chesterfield Parkway
Malvern, Pennsylvania 19355
February 27, 2025
VIA EDGAR TRANSMISSION
Mr. Sonny Oh and Mr. Tony Burk
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacer Funds Trust (the “Trust”)
Pacer US Cash Cows 100 ETF Pacer US Small Cap Cash Cows 100 ETF (each, a “Fund” and together, the “Funds”)
File Nos.: 333-201530, 811-23024
Dear Mr. Oh and Mr. Burk:
This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on Form N-1A filed January 30, 2025 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.Staff Comment: In the Summary Section for Pacer US Cash Cows 100 ETF, correct the typo in the sentence that begins with “The initial universe is screened...”.
Response: The Trust has made the requested revision.
2.Staff Comment: With respect to each Fund’s investment policy to invest at least 80% of its assets in equity securities, reconcile the reference to “(plus any borrowings for investment purposes)” with similar disclosure found in the SAI.
Response: The Trust has made the requested revision.
3.Staff Comment: Confirm that the Trust has omitted the information required by Items 6(c)(5) 11(g)(2) of Form N-1A because the Funds satisfy the requirements of Rule 6c-11 under the 1940 Act.
Response: The Trust confirms that the Funds satisfy the requirements of Rule 6c-11 and therefore have omitted the information required by Items 6(c)(5) 11(g)(2) of Form N-1A.
4.Staff Comment: When referring to Index Design Group for the first time, consider using a defined term (i.e., “IDG”).
Response: The Trust has made the requested revision.
5.Staff Comment: Reconcile the following sentence in “Passive Investment Risk” with the “Cash Equivalents and Short-Term Investments” disclosure: “The Fund does not take defensive positions under any market conditions, including conditions that are adverse to the performance of the Fund.”
Response: The Trust revised the disclosure as follows (deleted language has a ~~strike-through~~):
Cash Equivalents and Short-Term Investments. Normally, a Fund invests substantially all of its assets to meet its investment objective. A Fund may invest the remainder of its assets in securities with maturities of less than one year or cash equivalents, or each may hold cash. The percentage of a Fund invested in such holdings varies and depends on several factors, including market conditions. ~~For temporary defensive purposes and during periods of high cash inflows or outflows, a Fund may depart from its principal investment strategies and invest part or all of its assets in these securities, or it may hold cash. During such periods, a Fund may not be able to~~

~~achieve its investment objective. A Fund may adopt a temporary defensive strategy when the portfolio managers believe securities in which the Fund normally invests have elevated risks due to political or economic factors and in other extraordinary circumstances.~~ For more information on eligible short-term investments, see the SAI.
6.Staff Comment: Delete the year-to-date return information in each Fund Performance section.
Response: The Trust has made the requested revisions.
7.Staff Comment: Correct the typo in the sentence that begins with “Although the Funds’ shares are approved for listing...” in the “Absence of a Prior Market” disclosure.
Response: The Trust has made the requested revision.
8.Staff Comment: In the disclosure stating the basis for the Board’s approval of the investment advisory agreement, the second sentence should refer to CALF, rather than “each Fund”.
Response: The Trust has made the requested revision.
9.Staff Comment: Confirm that the Funds intend to effectuate the purchase and redemption of Creation Units primarily in-kind, rather than in-cash.
Response: The Trust so confirms.
10.Staff Comment: In the “Additional Notices” section, please add language applicable to S&P Dow Jones Indices LLC.
Response: The Trust has made the requested revision.
11.Staff Comment: Complete all missing or bracketed information.
Response: The Trust confirms that all missing or bracketed information will be completed in the Funds’ next post-effective amendment.
12.Staff Comment: Include the index license or sub-license agreement to which the Fund is a party as an exhibit to the registration statement.
Response: The Funds are not parties to the index license or sub-license agreements. The index license agreement is between Pacer Advisors, Inc., the Fund’s investment adviser, and Index Design Group, the index provider. Accordingly, the Trust does not believe the index license agreement is required to be filed as an exhibit to the Registration Statement.
13.Staff Comment: When referring to the national securities exchanges, tailor the disclosure to apply to the exchange on which the Funds are listed.
Response: The Trust has made the requested revision.
14.Staff Comment: Confirm the legal opinion for each Fund is filed as an exhibit to the registration statement.
Response: The Trust confirms that the exhibit filed in Item 28(i)(3) includes the legal opinion for both the Pacer US Cash Cows 100 ETF and the Pacer US Small Cap Cash Cows 100 ETF. The Trust notes that the Pacer US Small Cap Cash Cows 100 ETF was formerly known as the Pacer Emerging Markets Cash Cows 100 ETF, and the legal opinion refers to the Fund’s former name.
15.Staff Comment: In the Prospectus, update the Funds’ financial highlights to include the latest semi-annual period on file. In the SAI, please (i) revise the cover page to incorporate by reference the financial statements of the Funds included in the annual report for the period ended April 30, 2024, and the semi-annual report for the period ended October 31, 2024; (ii) incorporate by reference the financial statements for the latest annual and semi-annual periods on file; and (iii) include hyperlinks to the annual and semi-annual reports pursuant to Rule 0-4(d) under the 1940 Act.
Response: The Trust has made the requested revisions.
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If you have any questions or require further information, please contact Alyssa Bernard at U.S. Bank Global Fund Services, the Trust’s administrator, at alyssa.bernard@usbank.com or 414-516-1681.
Sincerely,

/s/ Joe M. Thomson
Joe M. Thomson
President, Pacer Funds Trust